Exhibit 99.(IV)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                                    P R O X Y

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                 Annual Meeting of Stockholders April 16, 2002

     The undersigned,  revoking all previous proxies,  hereby appoints Sebastiao
T. Cunha, Rubens Amaral, Will C. Wood and Gonzalo Menendez Duque, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Corporation to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama, Republic of Panama, on April 16, 2002 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

     Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2), (3) and (5) and, if Proposal (3) is not approved, FOR Proposal (4) and in the proxy holders' discretion with respect to Proposal 6.

     When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Corporation's audited financial statements for the fiscal year ended December 31, 2001, FOR the appointment of KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002, FOR the approval of the amendment of Article 12 of the Articles of Incorporation of the Corporation, FOR the election of Mario Covo as Director to represent the holders of Class E Shares and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
P.O. BOX 11359
NEW YORK, N.Y. 10203-0359

(Continued and to be dated and signed on the reverse side.)

                             DETACH PROXY CARD HERE

|_| PLEASE SIGN AND RETURN
    PROMPTLY IN THE ENCLOSED
    ENVELOPE. NO POSTAGE                                        |X|
    REQUIRED IF MAILED WITHIN                        Votes must be indicated
    THE UNITED STATES.                                (x) in Black or Blue ink.


                                                  FOR      AGAINST      ABSTAIN
1.   Approval  of the  Corporation's  audited     |_|        |_|           |_|
     financial statements for the fiscal year ended December 31, 2001.

2.   Appointment  of KPMG Peat Marwick as the     |_|        |_|           |_|
     Corporation's independent auditors for the fiscal year ending December 31, 2002.

3.   Approval of the  proposed  amendment  of     |_|        |_|           |_|
     Article 12 of the Articles of Incorporation of the Corporation.

4.   In the event proposal 3 is NOT approved:

     ONLY FOR HOLDERS OF CLASS E SHARES: Election of a Class E Director.

     FOR the nominee, Mario Covo                  |_|

     WITHHOLD AUTHORITY to vote for Mario Covo    |_|

5.   In the event proposal 3 IS approved:

     ONLY FOR HOLDERS OF CLASS E SHARES: Election of a Class E Director.

     FOR the nominee, Mario Covo                  |_|

     WITHHOLD AUTHORITY to vote for Mario Covo    |_|

6. In the proxy holders' discretion, with respect to any other business which may properly come before the Annual Meeting or any adjournments thereof.

     To change your address, please mark this box. |_|

                               S C A N   L I N E

When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Corporation's audited financial statements for the fiscal year ended December 31, 2001, FOR the appointment of KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002, FOR the approval of the amendment of Article 12 of the Articles of Incorporation of the Corporation, FOR the election of the nominated Director named herein, and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the 2002 Annual Meeting

Date   Share Owner sign here                 Co-Owner sign here
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